
08044564


Community Trust®
Bancorp, Inc.



Annual Report 2007


SEC
Mail Processing
Section
MAR 2 6 2008
Washington, DC
101

Milestones

For 104 years, Community Trust Bancorp, Inc., through our directors, management, and employees, has continued to focus steadfastly on our mission: we are committed to increasing shareholder value by delivering profitable, quality financial products and services to our clients by operating our community bank model with the core values of fairness, respect, and integrity. During our long history, we have successfully met the challenges of operating within the changes in the nation's economy. During 2007, our country experienced significant changes in our economy with the increases in oil prices, the subprime lending crisis, changes in the investment markets, devaluation of the dollar and the fear of inflation. These economic changes resulted in financial institution stocks losing favor with investors and trading at depressed prices. Community Trust, being part of the financial institution sector, experienced a decline in stock price, although our earnings were strong.

To Our Shareholders


Jean R. Hale
Chairman, President and CEO

I am pleased to report that your company met the challenges of operating in 2007's environment of economic upheaval with earnings of $36.6 million or $2.42 in basic earnings per share. For the 27th consecutive year, the cash dividend to you, our shareholders, was increased. Our current quarterly dividend of $0.29 per share is a 7.41% increase from the 2007 quarterly dividend of $0.27. Our dividend yield of 4.21% at December 31, 2007 is competitive with the yield of many deposit and money market accounts.

Our focus has always been on having a plan and executing that plan. Focus and discipline are extremely important to the performance of your company as we find ourselves operating in a period of economic challenges for the United States. Our economy is experiencing stress from the devaluation of the dollar, increasing oil prices, the subprime lending crisis, investment markets in disarray, weak consumer confidence, a decrease in consumer spending and a Federal Reserve system trying to balance growth and inflation for a strong U.S. economy. We hope that the recent actions by the Federal Reserve to lower interest rates and the U.S. Government's financial aide package for taxpayers will help improve our economy.

Your company saw the price of its stock decline 33.7% as the financial institution sector dropped out of favor with investors because of the stress on the sector's performance resulting from charges to earnings that some institutions took from sub-prime lending, investment portfolio write-downs and increases in problem loans. Our earnings were not impacted by sub-prime lending or investment portfolio quality; however, the markets remain volatile, and we continue to monitor our investment portfolio. We have seen increases in our non-performing loans and other real estate owned as our customers are



challenged by current economic conditions. We continuously evaluate the adequacy of our reserve for losses on loans and make allocations to maintain adequate reserves for any anticipated losses.

The operating challenges that we faced in 2007 are continuing during 2008 due to the state of the economy. Our primary operating challenges are maintaining our net interest margin, growing our loan portfolio with good loans and improving asset quality in a weak economy where our customers, both individuals and businesses, are experiencing their own challenges of operating under current economic conditions.

We will continue our focus on our core business and on the execution of our plan for the operations of your company in a way to maximize the return to our shareholders, provide outstanding service to our customers, provide a good place for our employees to work and provide good communities in which to live and grow.

Your company, just like your country, has successfully met the challenges of a weak economy many times during our 104 year history of operations, and we will meet the challenges now.

We would like to thank you, our shareholders, for your continued support of your company, our customers for allowing us to serve them, our employees for their hard work and dedication and our communities for providing us a good place to live and opportunities for future growth.



Jean R. Hale
Chairman, President and CEO



Financial Highlights

(in thousands, except ratios, per share amounts, and employees)

For the Year

	2007	2006	Increase (Decrease)
Net income	$36,627	$39,064	(6.2)%
Basic earnings per share	$2.42	$2.59	(6.6)%
Diluted earnings per share	$2.38	$2.55	(6.7)%
Cash dividends per share	$1.10	$1.05	4.8%
Average shares outstanding	15,150	15,086	0.4%

At Year End

	2007	2006	Increase (Decrease)
Assets	$2,902,684	$2,969,761	(2.3)%
Earning assets	$2,625,038	$2,700,792	(2.8)%
Deposits	$2,293,164	$2,341,167	(2.1)%
Loans held for sale	$2,334	$1,431	63.2%
Loans, net of unearned income	$2,227,897	$2,167,458	2.8%
Allowance for loan losses	($28,054)	($27,526)	1.9%
Shareholders' equity	$301,355	$282,375	6.7%
Book value per share	$20.03	$18.63	7.5%
Common shares outstanding	15,044	15,158	(0.8)%
Market price per common share	$27.53	$41.53	(33.7)%
Full time equivalent employees	1,011	1,021	(1.0)%

Significant Ratios For the Year

	2007	2006	Increase (Decrease)
Return on average assets	1.23%	1.33%	(7.4)%
Return on average common equity	12.45%	14.51%	(14.2)%
Capital ratios:			
Tier 1 leverage	10.32%	9.58%	7.7%
Tier 1 risk based	13.24%	12.21%	8.4%
Total risk based	14.49%	13.43%	7.9%
Equity to assets (year-end)	10.38%	9.51%	9.2%
Allowance to net loans	1.26%	1.27%	(0.8)%
Net charge-offs to average loans	0.27%	0.29%	(7.6)%
Allowance to nonperforming loans	88.00%	193.54%	(54.5)%
Net interest margin	3.90%	4.02%	(3.1)%
Operating efficiency ratio	57.62%	56.67%	1.7%

Earnings Per Share



Earnings Per Share
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.95
$2.09
$2.31
$2.59
$2.42
2003
2004
2005
2006
2007

Net Income (in thousands)



Net Income (in thousands)
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$28,891
$30,950
$34,412
$39,064
$36,627
2003
2004
2005
2006
2007

Dividends Per Share



Dividends Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.75
$0.87
$0.98
$1.05
$1.10
2003
2004
2005
2006
2007

Shareholders' Equity (in thousands)



Shareholders' Equity (in thousands)
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$221,393
$236,169
$253,945
$282,375
$301,355
2003
2004
2005
2006
2007

Common Stock Performance

2007 Common Stock				
Sales Price	March 31	June 30	Sept 30	Dec 31
High	$41.50	$37.98	$33.46	$32.50
Low	$33.87	$31.40	$26.47	$26.09
Close	$36.23	$32.30	$30.01	$27.53

2006 Common Stock				
Sales Price	March 31	June 30	Sept 30	Dec 31
High	$35.90	$35.50	$39.07	$42.59
Low	$30.60	$31.50	$33.62	$36.51
Close	$33.90	$34.93	$37.65	$41.53

Consolidated Financials

Consolidated Statements of Income

Year ended December 31

(in thousands except per share data)

	2007	2006	Increase (Decrease)
Interest income	$196,864	$189,305	4.0%
Interest expense	90,832	81,538	11.4%
Net interest income	106,032	107,767	(1.6)%
Provision for loan losses	6,540	4,305	51.9%
Noninterest income	36,608	32,559	12.4%
Noninterest expense	83,055	80,407	3.3%
Income before income taxes	53,045	55,614	(4.6)%
Income tax expense	16,418	16,550	(0.8)%
Net Income	**$36,627**	**$39,064**	(6.2)%
Cash dividends per share	$1.10	$1.05	4.8%
Book value per share	$20.03	$18.63	7.5%
Average shares outstanding	15,150	15,086	0.4%

Consolidated Balance Sheets

December 31

(in thousands)

	2007	2006	Increase (Decrease)
Assets			
Cash and due from banks	$105,209	$95,438	10.2%
Federal funds sold	32,041	62,100	(48.4)%
Securities	357,112	466,359	(23.4)%
Loans held for sale	2,334	1,431	63.1%
Loans (net)	2,227,897	2,167,458	2.8%
Other assets	178,091	176,975	0.6%
Total Assets	**$2,902,684**	**$2,969,761**	(2.3)%
Liabilities and Shareholders' Equity:			
Deposits	$2,293,164	$2,341,167	(2.1)%
Repurchase agreements	158,980	161,630	(1.6)%
Federal funds purchased and other short-term borrowings	18,364	15,940	15.2%
Advances from Federal Home Loan Bank	40,906	81,245	(49.7)%
Long-term debt	61,341	61,341	0.0%
Other liabilities	28,574	26,063	9.6%
Total Liabilities	**2,601,329**	**2,687,386**	(3.2)%
Shareholders' Equity	**301,355**	**282,375**	6.7%
Total Liabilities and Shareholders' Equity	**$2,902,684**	**$2,969,761**	(2.3)%

Noninterest Income (in thousands)



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$36,372
$33,917
$33,467
$32,559
$36,608
2003
2004
2005
2006
2007

Efficiency Ratio



70%
60%
50%
40%
30%
20%
10%
0%
59.17%
58.25%
56.83%
56.67%
57.62%
2003
2004
2005
2006
2007

Nonperforming Assets to Loans and Foreclosed Properties



2.0%
1.5%
1.0%
0.5%
0.0%
1.35%
1.30%
1.27%
0.86%
1.78%
2003
2004
2005
2006
2007

Cumulative Average Asset Growth



6%
5%
4%
3%
2%
1%
0%
4.12%
3.12%
5.12%
3.78%
3.85%
2003
2004
2005
2006
2007

Shareholders

Community Trust Bancorp, Inc. met the challenges of operating within a stressed economy during 2007. Our stock experienced a 33.7% decline in its price, but our earnings remained strong at $36.6 million. Our history of investment returns demonstrates the viability of our stock for a long-term investment.

Since our IPO in 1981, we have announced 12 stock splits, 9 stock dividends, and 27 years of consecutive increases in cash dividends, with a 5.7% compound growth rate in earnings per share over the past five years alone. Shareholders' equity of $301.4 million on December 31, 2007 was an increase of 6.7% from December 31, 2006.

Our December 31, 2007 cash dividend yield was 4.21%, and the five-year compound growth rate of dividends per share was 11.1%. We continue to retain adequate earnings to support the growth of the company and increase the book value per share, while paying a dividend that is competitive to interest rates currently paid on deposits.

Our stock is included in the Russell 2000 Index of small cap companies. We continuousl monitor our performance against this index. Financial institution stocks were under pressure during 2007; accordingly, an investment in CTBI would have produced lower returns than the Russell 2000 Index calculated on a 1, 3, or 5-year basis at December 31, 2007. However, CTBI and the Russell 2000 Index both produced annualized returns during the ten-year period ending December 31, 2007, of 7.17%.

Our stock is traded on the prestigious NASDAQ Global Select Market (a founding stock selection) and is also one of 50 founding stocks of the NASDAQ's Dividend Achievers Index. An investment in CTBI stock on December 31, 2002 would have outperformed th NASDAQ Bank Stocks Index at December 31, 2007, but would have underperformed th NASDAQ Composite.

Book Value Per Share



$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$14.95
$15.91
$16.93
$18.63
$20.03
2003
2004
2005
2006
2007

Customers

We value our more than 180,000 active deposit, loan, trust, and brokerage customers, and work each and every day to provide them with the highest quality personal service. Our community banking model is committed to enhancing the customer experience through local market presidents, decentralized decision making, specialized product offerings, and maximum use of our technology.

Community Trust continues to offer its customers, both individuals and businesses, a full array of loan, deposit, trust, and investment products. We are constantly researching new products and services to offer our customers which will be both useful to them and profitable to the company. In 2007, we expanded the options available to customers on the internet by introducing mortgage loan applications. We also introduced the Deluxe Visa® Gift Card, and we expanded the suite of products in our financial services unit to include life, disability, and long-term care insurance.

We now have 71 banking locations across eastern, northeastern, central, and south central Kentucky, 5 banking locations in southern West Virginia, and 5 trust offices across Kentucky. During 2007, Community Trust Bank opened a new full service branch, replacing the Wal-Mart office in Frankfort, Kentucky to better serve our customers in that market. Also, we currently have a new full service branch under construction at Pullman Square in downtown Huntington, West Virginia. This location, which is scheduled to open during April of 2008, will expand our operations in West Virginia and provide us the opportunity to grow our franchise in that region.

The CTB 55+ Club hosts events throughout the year for our valued customers. This picture is from our 2008 Valentine's Day celebration and features some of our long-time members.



Employees

We have more than 1,000 outstanding employees to take care of our customers' multiple financial needs. We would not succeed without their extraordinary efforts to provide the very best service to our valued customers, day in and day out. We have worked diligently to recruit the very best individuals to your company and once they are here, we provide ongoing coaching, support, training and education to equip them with the tools to provide outstanding customer service. During 2007, we had 3,052 participants in 265 days of training.

The success of our employees is invaluable to the success of your company. Whether the employees are "front line" staff, dealing directly with customers, or "back office" staff and management who work to support the entire company, they are dedicated to fulfilling and exceeding our customers' expectations. Our internal sales campaigns and incentive programs reward employees and are focused on increasing the profitability and growth of your company, meeting customer service standards, and attracting and retaining outstanding employees. In March 2008, we held our ninth annual "Pinnacle of Success" awards banquet and recognized 32 employees for their outstanding performance in sales and service during the prior year.

Our employees share in the company's success not only as employees, but also as shareholders of the company. Through the company's 401k and ESOP programs, our employees collectively own 1.1 million shares of Community Trust Bancorp, Inc. stock, making them our largest shareholder with 7.3% of the Corporation's stock.

We've said it before, and we'll say it again, and again, and again...our company's most valuable assets are our employees.

We are pleased to create new jobs in our communities by opening new branches. Our newest branch, the Pullman Square office (pictured below) in Huntington, West Virginia, is set to open in April 2008.



Our corporate motto is "building communities...built on trust®" Each day our employees work to strengthen the fabric of the communities in which we live and work, building a stronger economy and helping family-oriented and cultural organizations. This involvement improves the lives of our fellow citizens and everyone benefits.

Our management, within the local communities we serve, makes decisions regarding the utilization of our financial capital and are the leaders for employee involvement in community support activities. During 2007, we donated nearly $600,000 to community organizations involved in such work as medical research and health care, education, affordable housing, economic development, job creation, and cultural enrichment. Our employees have been active in and supportive of such organizations as Habitat for Humanity, American Cancer Society's Relay For Life, YMCA, United Way, Kentucky Blood Center, Diabetes Coalition, March of Dimes, little league sports programs, Boy and Girl Scouts of America, volunteer fire departments, home realtor and builder organizations, and independent and state supported colleges and universities. Our employees volunteer thousands of hours each year to these and other worthy organizations.

We are dedicated to helping our communities grow and prosper now and in the future. Each and every day our employees, the best found anywhere, work to build our communities and to build those communities on trust.


ROBINSON
HEIGHTS
Subdivision
Habitat

Executive Committee



JEAN R. HALE
Chairman, President
and CEO
Community Trust Bancorp, Inc.
Chairman
Community Trust Bank, Inc. and
Community Trust and
Investment Company



MARK A. GOOCH
Executive Vice President and
Secretary
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust Bank, Inc.
Director/Vice President
Community Trust and
Investment Company



JAMES B. DRAUGHN
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice
President/Operations
Community Trust Bank, Inc.



JAMES J. GARTNER
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Credit Officer
Community Trust Bank, Inc.



*STEVEN E. JAMESON
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/Chief
Internal Audit & Risk Officer
Community Trust Bank, Inc.



LARRY W. JONES
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Northeastern Region President
Community Trust Bank, Inc.



TRACY E. LITTLE
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment
Company



RICHARD W. NEWSOM
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Eastern Region President
Community Trust Bank, Inc.



RICKY D. SPARKMAN
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/South
Central Region President
Community Trust Bank, Inc.



KEVIN J. STUMBO
Executive Vice President/Treasurer
Community Trust Bancorp, Inc.
Executive Vice President/Controller
Community Trust Bank, Inc.
Vice President
Community Trust and
Investment Company



MICHAEL S. WASSON
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/Central
Kentucky Region President
Community Trust Bank, Inc.

*Non-voting Member

Boards of Directors



*** JEAN R. HALE
Chairman, President and CEO
Community Trust Bancorp, Inc.
Chairman
Community Trust Bank, Inc. and
Community Trust and Investment
Company



*** MARK A. GOOCH
Executive Vice President
and Secretary
Community Trust Bancorp, Inc.
President and CEO
Community Trust Bank, Inc.
Community Trust and Investment
Company



*** TRACY E. LITTLE
Executive Vice President
Community Trust Bancorp, Inc.
President and CEO
Community Trust and Investment
Company



*** CHARLES J. BAIRD
Attorney
Baird & Baird, P.S.C.
Pikeville, Kentucky



** DAVID E. COLLINS
Managing Partner
Collins & Love, CPA's
Pikeville, Kentucky



* NICK A. COOLEY
President
Unit Coal Corporation
Pikeville, Kentucky



** EARL GENE JOHNSON
Owner and President
Johnson's Store
Wolfpit, Kentucky



*** HOBART C. JOHNSON
Attorney
Pikeville, Kentucky



*** E.B. LOWMAN II
President
Cardinal Management Ltd.
Ashland, Kentucky



*** KRISHNA M. MALEMPATI
Vice President
OM Ventures Inc.
General Partner
Parkhills Shopping Center
Lexington, Kentucky



*** LEONARD McCOY
President
McCoy Enterprises
Lexington, Kentucky



* JAMES E. MCGHEE II
President
Three JC Investments
Pikeville, Kentucky



** FRANKY MINNIFIELD
President
Minnifield Enterprize, Inc.
Lexington, Kentucky



* M. LYNN PARRISH
President
Marwood Land Company, Inc.
Pikeville, Kentucky



* THE HONORABLE
PAUL E. PATTON
Former Governor
Commonwealth of Kentucky
Pikeville, Kentucky



* DR. JAMES R. RAMSEY
President
University of Louisville
Louisville, Kentucky



* GARY G. WHITE
President and CEO
International Resource Partners
South Charleston, West Virginia

* Member Community Trust Bancorp, Inc. Board of Directors
** Member Community Trust Bank, Inc. Board of Directors
*** Community Trust and Investment Company Board of Directors

Advisory Board Members

CENTRAL REGION
Michael Wasson
Regional President

Harrodsburg Advisory Board
David Maynard
Market President

Robert Davis, Jr.
Bruce Harper
James G. Ingram
Alvis Johnson
Tebbs Moore

Lexington Advisory Board
Michael Wasson
Regional President

Jenny Dulworth Albert
James C. Baughman, Jr.
Robert A. Branham
Dee Dawahare
Edward J. Holmes
Bob Kelly
James I. Milner, Sr.
Gardner Turner

Mt. Sterling Advisory Board
Bill McKenna
Market President

Marcus Shane Back
Jeff Brother
John W. Clay
Arthur Cole
Paul Cowden
Reid Evans
O. Keith Gannon
Harry G. Hoffman II
Richard L. Lane, M.D.
Angela Patrick
E. Dale Sorrell
Charles G. Williamson, Jr.

Richmond Advisory Board
Tim Houck
Market President

Terrell Cobb
Jeannette Crockett
Alison Emmons
Norman Graves
James H. Howard
Evan McCord

Versailles Advisory Board
Rodney Mitchell
Market President

A. B. Chandler, Jr.
Alice Kiviniemi
Charles Lathrem
Gentry McCauley, Jr.
Mark Wainwright, M.D.

Winchester Advisory Board
David Wills
Market President

Thomas R. Goebel
Carl E. Jennings
Robert M. Powe, Jr.
Gardner D. Wagers

Danville Advisory Board
David Maynard
Market President

Robert E. Allen
Scott Burks
James Walker Cox
Elizabeth C. Johnson, D.V.M
Larry Scott, M.D.

EASTERN REGION
Richard Newsom
Regional President

*Floyd/Knott/Johnson Market
David Tackett
Market President

Hazard Advisory Board
Janice Brafford-King
Market President

Mary Begley
Nan Hagan Gorman
Barry Martin
Syamala H. K. Reddy, M.D.
Tim Short
Bruce Stephens, Jr.
Alan Dale Williams

*Pikeville Market
Lucian I. Meade
Market President

Tug Valley Advisory Board
Duanne Thompson
Market President

J. Russell Blackburn
William F. Blackburn III
Timothy A. Hatfield
John Mark Hubbard
Louie Jiunta
Paul E. Pinson
George D. Poole, Jr.

Whitesburg Advisory Board
Reed Caudill
Market President

Van S. Breeding, M.D.
Herbert Caudill
James M. Caudill, Jr.
Bill Joe Collier
Sam W. Quillen, Jr., D.M.D.
Pauline C. Ritter Combs

NORTHEASTERN REGION
Larry W. Jones
Regional President

Ashland Advisory Board
Larry W. Jones
Regional President

Paul Daniels, Sr.
Mark Gordon
Charles R. Holbrook III
Kurt Jaenicke, M.D.
Laura Kegley
E. B. Lowman II
John McMeans
Ann Perkins

Flemingsburg Advisory Board
Emery O. Clark
Market President

Michael A. Boyd, M.D.
Robert W. Crain
Steven Humphries
T. Scott Perkins, D.M.D.
James Sauer
J.E. Smith, Jr.
Frank Vice, D.V.M.

Advantage Valley Advisory Board
Matthew Cummings
Market President

Randie G. Lawson
Rose Meredith
Steve Smith
William Jack Stevens
John Walden, M.D.

Summersville Advisory Board
Ellis Frame III
Market President

Samuel D. Brady III
David Michael Hughes
Anne S. Pagano
Yancy Short, M.D.

SOUTH CENTRAL REGION
Ricky Sparkman
Regional President

Campbellsville Advisory Board
Ricky Sparkman
Regional President

Barry Bertram
Salem M. George, M.D.
Robert L. Miller
Jerry Russell
John C. Waldrop
James E. Whitlock

Middlesboro Advisory Board
Tim Helton
Market President

Marcum Brogan
Dale Epperson
Meredith J. Evans, M.D.
S. A. Mars, Jr.
R. D. McGregor
W. B. Paynter, Jr.
Richard H. Tamer

Mt. Vernon Advisory Board
Michael Blount
Market President

Martha Cox
Steve Estes
Connie Hunt
Gary W. Mink
Tommy Mink

Williamsburg Advisory Board
Holbert Hodges, Jr.
Market President

R. Don Adkins
E. L. Ballou, D.M.D.
Ray F. Bryant
Joe E. Early, Sr.
Paul Estes
Vernon B. Faulkner
Edwin L. Smith
Joe M. Stanford
Dallas B. Steely
Mark S. Stephens
Lonnie D. Walden

*These markets are served by the Community Trust Bank, Inc. Board of Directors

Shareholder Information

Corporate Address
Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, KY 41502-2947
606.432.1414
www.ctbi.com

Notice of Annual Meeting
The annual meeting of the shareholders will be held at 10:00 a.m. on April 22, 2008 at:

Community Trust Bancorp, Inc.
346 North Mayo Trail
Pikeville, Kentucky

Transfer Agent
Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address and dividend payments should be sent to the transfer agent at this address:

Community Trust Bank, Inc.
Stock Transfer Department
346 North Mayo Trail
P.O. Box 2947
Pikeville, KY 41502-2947

Registered Market Participants
Howe Barnes Investments, Inc.; Knight Equity Markets, L.P.; Timber Hill, Inc.; Morgan Stanley & Co., Inc.; Lehman Brothers, Inc.; UBS Securities, LLC; Goldman, Sachs & Co.; Sandler O'Neill & Partners; Automated Trading Desk; Susquehanna Capital Group; Citadel Derivatives Group, LLC; Stifel Nicolaus & Co.; Citigroup Global Markets, Inc.; J.J.B. Hilliard, W.L. Lyons; E*Trade Capital Markets, LLC

Form 10-K
CTBI's annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge on our website at www.ctbi.com or by writing:

Community Trust Bancorp, Inc.
Jean R. Hale
Chairman, President & CEO
P.O. Box 2947
Pikeville, KY 41502-2947

Dividend Reinvestment
Community Trust Bancorp, Inc. offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, write to:

Community Trust Bancorp, Inc.
Dividend Reinvestment Department
P.O. Box 2947
Pikeville, KY 41502-2947
Or call: 606.437.3279

Branch Locations

Advantage Valley

Alum Creek
Route 214 Midway Rd.
304-756-3317

Hamlin
8049 Lynn Ave.
304-824-7223

Fort Gay
Court St. & Broadway St.
304-648-7200

Huntington - Pullman Sq.
952 3rd Avenue
(Opening April 2008)

Ashland

Downtown Ashland
1544 Winchester Ave.
606-329-6222

Ashland South
2101 29th St.
606-329-6600

Summit
7100 US Route 60
606-928-9555

Westwood
721 Wheatley Rd.
606-329-6610

Russell
970 Diederich Blvd.
606-329-6680

Campbellsville

Columbia
710 Russell Rd.
270-384-4771

Greensburg
205 South Main St.
270-932-7464

Lebanon
521 W Main St.
270-692-0064

Somerset North
239 North Hwy. 27
606-679-8826

Somerset South
3809 South Hwy. 27
606-679-8446

Jamestown
752 N Main St.
270-343-2556

Broadway Campbellsville
1218 East Broadway
270-789-5900

First Street Campbellsville
315 E 1st St
270-789-5900

Danville

Danville Main Street
462 W Main St.
859-239-9200

Danville Manor
1560 Hustonville Rd.
Suite 409
859-239-9460

Harrodsburg
570 Chestnut St.
859-734-4354

Flemingsburg

Ewing
1527 Ewing Rd.
606-267-2061

Flemingsburg By-Pass
200 Ashbrook Dr.
606-845-0919

Downtown Flemingsburg
101 N Main Cross St.
606-845-3551

South Ridge
108 Clark Street
606-849-2304

Floyd/Knott/Johnson

Allen
6424 KY Rt. 1428
606-874-0408

Prestonsburg
161 S Lake Dr.
606-886-2382

Paintsville Wal-Mart
470 N Mayo Trl
606-788-9934

Hindman
107 W Main St
606-785-5095

Hazard

Airport Gardens Hazard
1665 Combs Rd.
606-487-2160

Black Gold
100 Citizens Ln
606-436-2157

Main Street Hazard
655 Main St
606-487-2162

Hazard Village
Convenience Center
101 Village Ln
606-487-2152

Lexington

Beaumont Centre
901 Beaumont Centre Pkwy.
859-223-1111

Downtown Lexington
100 E Vine St.
859-389-5350

Hamburg
2417 Sir Barton Way
859-264-1938

Leestown Road
109 Louie Place
859-258-2659

Pasadena
185 Pasadena Dr. Suite 100
859-313-5425

Middlesboro

Downtown Middlesboro
1918 Cumberland Ave.
606-248-9600

Middlesboro East
1206 E Cumberland Ave.
606-248-9642

Pineville
US Hwy 25 East
606-337-6122

Mt. Sterling

Downtown Mt. Sterling
110 Corner of High &
Maysville
859-498-5332

Mt. Sterling North
196 Evans Dr.
859-497-6970

Mt. Vernon

Mt. Vernon By-Pass
2134 Lake Cumberland Rd
606-256-5141

Downtown Mt. Vernon
120 E Main St.
606-256-5142

Pikeville

Elkhorn City
211 Russell St.
606-754-5589

Marrowbone
10579 Regina Belcher Hwy.
606-754-4462

Mouthcard
32 N Levisa Rd.
606-835-4907

Phelps
38720 State Hwy. 194 East
606-456-8701

Pikeville Main
346 N Mayo Trl
606-432-1414

Main Street Pikeville
137 Main St # 4
606-437-3326

Town Mountain Pikeville
105 Northgate Dr.
606-437-3323

Pikeville Wal-Mart
254 Cassidy Blvd.
606-437-0048

Weddington Plaza
4205 N Mayo Trl
606-432-4529

Virgie
1056 KY Hwy 610 West
606-639-4451

Richmond

Eastern By-Pass
860 Eastern By-Pass
859-624-4622

Main Street Richmond
128 W Main St.
859-623-2747

Berea North
525 Walnut Meadow Rd.
859-985-0561

Summersville

Summersville
507 Main St.
304-872-2711

Tug Valley

Williamson
101 East 2nd Ave.
304-235-5454

South Williamson
28160 US Highway 119
606-237-6051

Versailles

Frankfort East
427 Versailles Rd.
502-848-0913

Frankfort West
1205 South Hwy 127
502-696-0720

Georgetown Wal-Mart
112 Osbourne Way
502-863-4693

Main Street Versailles
101 North Main St.
859-879-5400

Woodford Plaza
480 Lexington Rd.
859-879-5480

Whitesburg

Jenkins
9505 Hwy. 805 Suite A
606-832-2477

Isom
56 Isom Plaza
606-633-5995

Neon
1001 Hwy. 317
606-855-4435

Downtown Whitesburg
155 W Main St.
606-633-0161

Whitesburg West
24 Parkway Plaza Loop
606-633-4532

Williamsburg

Downtown Williamsburg
201 N. Third St.
606-549-5000

Corbin
678 US Highway 25 W
606-526-8777

London
1706 Hwy. 192 West
606-877-2644

London North
38 Shiloh Dr
606-864-2439

Winchester

Main Street Winchester
120 South Main St.
859-745-7200

Winchester Plaza
125 Winchester Plaza
859-745-7200

For a complete listing of office hours by location, visit our website at


Nature Photographs by Chuck Summers, Contemplative Images

building communities

...built on trust®

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